

September 14, 2011

<u>Via Facsimile</u>
Mr. Blair Sorby
President and Chief Executive Officer
Pequot Resources, Inc.
4759 Kester Avenue
Sherman Oaks, CA 91403

> **Re: Pequot Resources, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed August 17, 2011**
> **File No. 333-166848**

Dear Mr. Sorby:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Budget, page 18</u>

1.   We note your statement that "We intend to commence the initial phase of exploration in the early fall of 2011 and anticipate that it will be completed by the end of fall of 2011, including the interpretation of all data collected." Please discuss in better detail how you will meet this plan, given that you have $1,327 cash on hand and the anticipated budget is $20,000. We note your statement that you anticipate that additional funding will be raised from the sale of your common stock but that you do not have any arrangements in place for any future equity financing. Given that fall of 2011 is a few weeks away, clarify the actions you intend to take to substantiate your claim that you intend to commence and complete the initial phase of exploration.

Financial Statements, page F-1

2.   We note that you present the required statements of operations and cash flows for the six
        months ended June 30, 2011 and for the period from June 23, 2009 (inception) through
        June 30, 2011. Please revise your document to also include the comparative statements
        of operations and cash flows for the six months ended June 30, 2010 to comply with Item
        8-03 of Regulation S-X.

Plan of Operation, page 22

3.   We note your statement that "we have enough funds on hand to commence initial
        exploration on the Portage Bay claim … ." Please clarify here exactly what amount of
        funds you have on hand and what you expect to be able to accomplish using those funds.

Exhibit 5.1, Legal Opinion

4.   We note that the legal states that "we are of the opinion that the Shares being sold
        pursuant to the Registration Statement are duly authorized and <u>will be, when issued in the
        manner described in the Registration Statement,</u> legally and validly issued, fully paid and
        non-assessable [emphasis added]." The shares appear to have already been issued to the
        selling shareholders. If appropriate, please provide a revised legal opinion with corrected
        language.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief